EXHIBIT (a)(4)

BELLEVUE CAPITAL PARTNERS, LLC LAUNCHES TENDER OFFER FOR SHARES OF AMERICAN

STRATEGIC INVESTMENT CORP.

$10.25 Offer Represents 64.8% Premium to Recent Closing Price

NEW YORK, September 27, 2023 – Bellevue Capital Partners, LLC (“Bellevue”) announced today that it launched a tender offer to purchase up to 350,000 shares of American Strategic Investment Co. (NYSE: NYC) (“ASIC”) common stock at a price of $10.25 per share (the “Tender Offer”).

Bellevue is making this offer at a 64.8% premium to the most recent closing price because of its continued confidence in ASIC’s portfolio and underlying assets, which continue to perform strongly in a challenging market. Bellevue further believes in the previously announced expanded investment strategy that ASIC is pursuing and in the long-term value of ASIC’s common stock. The 64.8% premium to the current stock price reflects Bellevue’s belief in the long-term performance of ASIC and its portfolio of assets.

The Tender Offer is being made upon, and is subject to, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Tender Offer will expire at 11:59 PM, New York City time, on October 26, 2023, unless extended or earlier terminated by Bellevue (the “Expiration Date”). Tenders of common stock may be withdrawn at any time at or prior to 11:59 p.m., New York City time, on October 26, 2023, but may not be withdrawn thereafter except in certain limited circumstances where additional withdrawal rights are required by law.

About Bellevue Capital Partners, LLC

Bellevue is a leading, diversified investment, asset management and operating platform and the sole member of AR Global Investments, LLC, the parent company to the advisor and property manager of ASIC.

222 Bellevue Avenue, Newport, Rhode Island 02840